Exhibit (a)(1)(v)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

BAYCORP HOLDINGS, LTD.

by

SLOAN ACQUISITION CORP.

a wholly owned subsidiary of

SLOAN GROUP LTD.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, EASTERN TIME, ON WEDNESDAY, NOVEMBER 9, 2005, UNLESS THE OFFER IS EXTENDED.

October 12, 2005

To Our Clients:

Enclosed for your consideration are an Offer to Purchase, dated October 12, 2005 (the “Offer to Purchase”), and a related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) in connection with the offer by Sloan Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sloan Group Ltd., a Bahamas international business corporation (“Sloan Group”), to purchase all the shares of common stock, par value $0.01 per share (the “Shares”), of BayCorp Holdings, Ltd., a Delaware corporation (“BayCorp”), that are issued and outstanding for $14.19 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase. We are (or our nominee is) the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

We request instructions as to whether you wish to have us tender on your behalf any or all Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer.

Your attention is invited to the following:

1.	The tender price is $14.19 per Share, net to you in cash, without interest.

2.	The Offer is being made for all issued and outstanding Shares.

3.	The Board of Directors of BayCorp by unanimous vote, and upon the recommendation of its special committee comprised solely of independent directors, has determined that the Merger Agreement (defined in the Offer to Purchase) and the transactions contemplated thereby, including the Offer and the Merger (defined in the Offer to Purchase), are fair to, and in the best interest of, the holders of Shares, has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby and has recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

4.	The Offer and withdrawal rights will expire at midnight, Eastern Time, on Wednesday, November 9, 2005, unless the Offer is extended.

5.

The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, when added to the 25,000 Shares already owned by Sloan Group, constitutes sixty-six and two-thirds percent of the then issued and outstanding Shares, and (ii) the receipt of any material approval or consent of any governmental authority applicable to the acceptance for payment of the Shares, including the Vermont Public Service Board’s final approval of the consummation of the transactions contemplated by the Merger Agreement and the conversion of the convertible notes held by Sloan Group, free of any material adverse conditions or restrictions, or any revocations or limitations of any material rights. The Offer is also subject to certain other conditions contained in the Offer to Purchase. See “The Tender Offer—Sections 1 and 11”, which sets forth in full the conditions to the Offer. Sloan Group and Purchaser have entered into agreements with stockholders who own approximately 12.9% of the issued and outstanding Shares pursuant to which these stockholders have agreed to tender into the Offer all of the Shares they own.

6.	Tendering stockholders who are the record owners of their Shares will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Tendering stockholders who own Shares through a broker or other nominee may be charged a fee by the broker or nominee for tendering Shares on behalf of the tendering stockholder.

If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing and returning to us the instruction form contained in this letter. An envelope in which to return your instructions to us is enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified in your instructions. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the expiration of the Offer.

The Offer is being made solely by the Offer to Purchase and the related Letter of Transmittal and is being made to holders of Shares. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

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Instructions with Respect to the Offer to Purchase for Cash

All Outstanding Shares

of

BAYCORP HOLDINGS, LTD.

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated October 12, 2005, and the related Letter of Transmittal in connection with the offer by Sloan Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Sloan Group Ltd., a Bahamas international business corporation, to purchase all of the issued and outstanding shares of BayCorp Holdings, Ltd., a Delaware corporation.

This instructs you to tender the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.

Dated:	, 2005

Number of Shares to be Tendered1:

PLEASE SIGN HERE

Signature(s)

Please type or print name(s)

Please type or print address(es)

Area Code and Telephone Number(s)

Tax Identification or Social Security Number(s)

[1]	Unless otherwise indicated, it will be assumed that all Shares held by us for you account are to be tendered.

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